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02057911

RECD S.E.C. SEP 2002 1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 9-1-02

Report of Foreign Private Issuer

SEC MAIL PROCESSING RECEIVED SEP 16 2002 WASH., D.C. 165 SECTION

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2002

PROCESSED SEP 18 2002 THOMSON FINANCIAL

VI GROUP plc
(Translation of registrant's name into English)

The Mill, Brimscombe Port, Stroud, Gloucestershire GL 5ZQG, U.K.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

I. Purpose of Filing

The purpose of this report on Form 6-K by VI Group plc (the "Registrant") is to make public in the United States the announcements of the acquisition by the Registrant of Vero Tooling Solutions, Inc., its Canadian distributor and the opening of sales offices in France, copies of which are reproduced herein as follows:

9th September 2002

VI Group plc

Acquisition of Canadian Distributor

VI Group plc, ("VI" or the "Group") one of the leading suppliers of CAD/CAM software to the mould and die sector, announces today that it has acquired its Canadian distributor Vero Tooling Solutions Inc.

Vero Tooling Solutions Inc. was founded in 1999 and has grown consistently through the provision of products and services to the tooling industry. Revenues for the year to 30 June 2002 were £256,000.

Total consideration was a nominal $1 in addition to the assumption of net liabilities amounting to £390,000.

Don Babbs, Chief Executive commented:

"Following the successful expansion of our operations based in Detroit which were formed at the end of 2001, we are pleased to welcome the new team at Vero Tooling Solutions as part of our strategy to strengthen our distribution in North America. We look forward to close collaboration between the two offices in the expansion of our customer base in this important mould and die market located between Detroit and Toronto and the surrounding area".

For further information:

Don Babbs, Chief Executive Tel: 01453 732 900
Peter Wharton, Finance Director

VI Group plc

Dominic Barretto Tel: 020 7606 1244
Merlin Financial

13th September 2002

VI Group plc

Opening of Sales offices in France

VI Group plc, ("VI" or "the Group") one of the leading suppliers of CAD/CAM software to the mould and die sector, announces today the expansion of its operations in France, one of the largest mould and die markets in Europe, with the set up of direct sales and support operations.

In order to respond more effectively to the increasing demand for VI's software, new offices, in both Lyon and Lille, will provide a direct sales channel and support operations in this important market.

A team, formerly employed by VI's distributor in France, will comprise six experienced personnel operating from the two offices. The team will be able to build on its previous experience of selling VI's products in France and working with an established customer base.

Richard Youhill, Sales Director at VI commented:

"France has one of the largest mould and die sectors in Europe and the Company believes that having its own dedicated sales force will assist in the expansion of the business and provide a much stronger presence in this market.

With the forthcoming launch of Release 10 of VISI-Series, this new organisation provides an outstanding opportunity to increase VI's market share, and improved support of the established base of existing users of our products."

For further information:

Don Babbs, Chief Executive
Peter Wharton, Finance Director — Tel: 01453 732 900
VI Group plc

Dominic Barretto — Tel: 020 7606 1244
Merlin Financial

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VI GROUP plc

By: ____________________

Elliot I. Miller

Director and Deputy Chairman

of VI Group plc

Date: September 13, 2002